EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	May 31, 2023

Eldorado Gold Publishes 2022 Sustainability Report; Further Advancing Strategy into Action

VANCOUVER - BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce the publication of its 2022 Sustainability Report (the “Report”), which provides details of the Company’s environmental, social and governance (“ESG”) performance over the past year. The Report is available on Eldorado Gold’s website (https://sustainability.eldoradogold.com). All financial figures stated within this release are in U.S. dollars unless otherwise stated.

“At Eldorado, sustainability is core to who we are and is considered in everything we do, from exploration to closure, as we continue to break new ground and deliver lasting positive impacts” said George Burns, Eldorado’s President and CEO. “The 11th annual Sustainability Report published today summarizes our performance across our global sites and focuses on our four producing mines in Canada, Türkiye and Greece – Lamaque, Kışladağ, Efemçukuru and Olympias.”

“In 2022, we further advanced our sustainability strategy across the global sites. Notably, at Lamaque, we conducted our first ever Sustainability Integrated Management System Compliance Verification. Additionally, during the year we completed the rollout of our Respectful Workplace Policy at all our operations, which articulates Eldorado’s commitment to physically and psychologically safe work environments free from harassment, discrimination, and workplace violence.”

“We also celebrated Eldorado’s 30th anniversary in 2022, growing from a single mining project to the global company we are today, all while maintaining a strong health, safety, and environmental track record. As we look forward, we will continue to build on our solid foundation, learning from our collective experience to elevate, innovate and deliver better sustainable mining practices,” concluded George Burns.

2022 Report Highlights and Achievements:

(Organized by the four pillars of our Sustainability Framework):

Safe, Inclusive and Innovative Operations

•	Exceeded aspirational target as set in Eldorado’s Diversity Policy for Board of Directors composition, with females representing 56% and other designated groups representing 11% of the directors.
•	Adopted a global Respectful Workplace Policy outlining Eldorado’s commitments and expectations for a physically and psychologically safe work environment free from harassment, discrimination and workplace violence.
•	Had zero lost-time injuries at three of our global operations - Kışladağ, Efemçukuru and Lamaque.
•	Achieved the target to reduce total recordable injury frequency rate by 10% from 2021.

Engaged and Prosperous Communities

•	Committed to local employment and procurement:

o	Maintained over 80% employment from the local communities surrounding Eldorado’s global operations and 99% employment from the countries in which the Company operates.
o	Paid over $583 million to domestic suppliers.

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Made $2.75 million in community investments, with over 60% focused on building human and institutional capacity to support current and post-mining communities needs through education, infrastructure and economic development.

•	Had zero major community or human rights incidents.

Responsibly Produced Products

•	Recognized as one of Canada’s Best 50 Corporate Citizens by Corporate Knights.
•	Completed Eldorado’s first Sustainability Integrated Management System (“SIMS”) Compliance Verification at Lamaque, receiving third party verification of:

o	Mining Association of Canada - Towards Sustainable Mining (“MAC-TSM”) minimum Level A, or “Yes” results across all performance indicators.
o	Assurance of conformance to Responsible Gold Mining Principals (“RGMPs”) Year 2 requirements.

Healthy Environments Now and for the Future

•	Achieved Level AAA at Lamaque on the MAC-TSM Biodiversity Conservation Management, Water Stewardship and Tailings Management Protocols, based on a verified assessment.
•	Had zero major environmental incidents and no significant spills across Eldorado’s global sites.
•	Continued to implement Eldorado Gold’s Climate Change Strategy - in support of the Company’s target to mitigate greenhouse gas (“GHG”) emissions by 30% by 2030, from 2020 levels, on a business-as-usual basis:

o	Progressed the development of the GHG mitigation pathway toward the target.
o	Maintained an average Scope 1 and Scope 2 GHG emissions intensity of 0.44 tonnes of CO2 equivalent per ounce of gold.

The Sustainability Report, now in its 11th year, has been produced with reference to the Global Reporting Initiative (“GRI”) Universal Standards, and supports our Communication on Progress for the United Nations Global Compact in support of the Sustainable Development Goals. We have also aligned our disclosures with the Sustainability Accounting Standards Board (“SASB”) – Metals & Mining Standard and the UN Guiding Principles Reporting Framework.

Feedback

We welcome feedback from all stakeholders regarding our sustainability reporting. Please direct comments or requests for further information to Investor Relations.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations

647.271.2827 or 1.888.353.8166

lynette.gould@eldoradogold.com

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Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this News Release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “advance”, “aim”, “anticipates”, “become”, “believes”, “budget”, “committed”, “continue”, “estimates”, “expects”, “exploring”, “focus”, “forecasts”, “foresee”, “forward”, “future”, “goal”, “guidance”, “intends”, “objective”, “opportunity”, “outlook”, “plans”, “potential”, “priority”, “project”, “prospective”, “scheduled”, “seek”, “strategy”, “strive”, “target”, “underway”, “vision”, “working” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “continuously”, “could”, “likely”, “may”, “might”, “periodically”, “regularly”, “will” or “would” be taken, occur or be achieved.

Forward-looking information includes, but is not limited to, statements or information with respect to: sustainability goals, targets, initiatives and performance; the Certej project; reputation; SIMS Compliance Verifications, including the timing and location thereof; the Company’s Performance Share Unit Plan, including the addition of sustainability metrics thereto; materiality assessments; Eldorado’s integrated assurance program; corporate governance; bribery and corruption policies and performance; occupational health and safety; technology and innovation; diversity, training and professional development targets and initiatives; labour standards and relations; ethical business practices; contractor and supplier management; human rights; community engagement and investment practices and initiatives; environmental effects and impact mitigation; the Lamaque mine, including the lifetime and closing thereof; tailings and waste management; the benefits of heap leaching; the ITRB process; assessments in respect of the International Cyanide Management Code; climate-related risks, opportunities and impacts; the publication of the Company’s second Climate Change and GHG Emissions Report, including the timing thereof; studies, surveys and assessments; energy use and supply; water use and supply; management of particulate matter; management and mitigation of ARD; decarbonization; reclamation; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: the development, performance and effectiveness of processes, procedures and technology required to achieve our sustainability goals and priorities; the availability of opportunities to reduce GHG emissions; our ability to implement design strategies to mitigate emissions on commercially reasonable terms without impacting production objectives; our ability to successfully implement our sustainability strategy; water quality management; our relationship with our labour force, community groups and the environment; production and cost expectations; the total funding required to complete Skouries; our ability to meet our timing objectives for first drawdown of the Skouries project financing facility; our ability to execute our plans relating to Skouries, including the timing thereof; our ability to obtain all required approvals and permits; cost estimates in respect of Skouries; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at the Skouries project; the sale of the Certej project; our preliminary gold production and our guidance; benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; benefits of implementing SIMS; tax expenses in Türkiye; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this News Release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: political, economic and other risks specific to the foreign jurisdictions where we operate; pandemics, epidemics and public health crises such as COVID-19; the inherent risk associated with project development including for the Skouries project; our ability to maintain community relations and social license; liquidity and financing risk; natural phenomena including climate change and related health and social effects; inflation risk; environmental risks; production and processing risks; risks related to tailings storage facilities and waste disposal; risks related to global economic conditions including those related to the Russia-Ukraine conflict; our ability to sell to a limited number of smelters and off-takers; risks related to labour relations and our relationship with our workforce; employee misconduct; attracting and retaining a skilled workforce; reliance on expatriates; reliance on contractors; our ability to service and repay our debt; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; debt service obligations; breach and default under indebtedness; credit ratings; new or amended government regulation; risks related to internal controls over financial reporting; commodity price risk; risks associated with mineral tenure and permitting processes; environmental, sustainability and governance practices and performance; risks related to financial reporting and estimation of carrying value of our assets; effects of actions of non-governmental organizations; our compliance with corruption and anti-bribery laws and sanctions; risks related to information and operation technology systems; results of future legal proceedings and contract settlements; the uncertainty of the mineral resources and their development into mineral reserves; reporting standards; credit risk of our counterparties not meeting their financial obligations; share price volatility; actions of activist shareholders; reliance on infrastructure, commodities and consumables; currency risk; inflation rate risk; tax matters; dividends; regulated substances; reclamation and long-term obligations; equipment; acquisitions and dispositions; joint ventures; unavailability of insurance; privacy legislation; reputational risk; and competition; as well as those risk factors discussed in the sections titled Forward-Looking Information and Risks and Risk Factors in Our Business in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this News Release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

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